February 25, 2008

Kurt R. Harrington
Executive Vice President and Chief Financial Officer
Friedman, Billings, Ramsey Group, Inc
1001 Nineteenth Street North
Arlington, VA 22209

Re: Friedman, Billings, Ramsey Group, Inc
       File No. 000-50230
       Form 10-K for Fiscal Year Ended
       December 31, 2006
       Filed March 1, 2007
       Form 10-Q for the Quarterly Period Ended
       September 30, 2007
       Filed November 9, 2007

Dear Mr. Harrington:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Accounting Branch Chief